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July 3, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Brian Soares and David Plattner

Re:	MariaDB plc Schedule TO-T/A / 13E-3/A filed June 24, 2024 Filed by Meridian BidCo LLC et al. File No. 005-93845

Ladies and Gentlemen:

This letter sets forth the responses of Meridian BidCo LLC (“Bidco”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated June 28, 2024 with respect to the above-referenced Schedule TO-T/A / 13E-3/A, filed on June 24, 2024 (the “Schedule TO”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, Bidco has revised the Schedule TO in response to the Staff’s comments, and Bidco is concurrently filing Amendment No. 5 to the Schedule TO (the “Amended Schedule TO”) with this letter, which reflects these revisions and certain other changes. Page numbers in the text of Bidco’s responses correspond to page numbers in the Amended and Restated Offer document attached as exhibit (a)(1)(A) the Schedule TO (the “Offer Document”). Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule TO or the Offer Document, as applicable.

Austin   Bay Area   Beijing   Boston   Brussels   Chicago   Dallas   Hong Kong   Houston   London   Los Angeles   Miami   Munich   Paris   Riyadh   Salt Lake City   Shanghai   Washington, D.C.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

Schedule TO-T/A and 13E-3/A filed June 24, 2024; Offer Document

Frequently Asked Questions, page 11

1.
Staff’s comment: We note your response to prior comment 10. In an appropriate section of your Offer Document, please disclose your plans for MariaDB if you do not acquire at least 80% of the MariaDB Shares Affected as of the Expiration Time.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on pages 16 and 43 of the Offer Document accordingly.

Position of K1 Filing Parties Regarding Fairness of the Offer, page 28

2.
Staff’s comment: We note your revised disclosure in the antepenultimate bullet on page 29 that if the conditions identified therein are met, then “Bidco may conduct the Buy Out.” Please reconcile this disclosure with your disclosure throughout your Offer Document (such as on page 26) that “Bidco intends to effect the Buy Out” if those conditions are met.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 29 of the Offer Document accordingly.

3.	Staff’s comment: Please revise your disclosure to address the factors listed in Instruction 2 to Item 1014. Refer to Item 1014(b) of Regulation M-A.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on pages 28 through 30 of the Offer Document accordingly.

Irrevocables, page 35

4.
Staff’s comment: We note your response to prior comment 22. Please revise your disclosure to clarify that those who submitted irrevocable undertakings to accept the Offer are not waiving claims arising out of provisions under the Exchange Act or any rule or regulation thereunder.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 37 of the Offer Document accordingly.

5.	Staff’s comment: Please expand your analysis of why you believe the actions described in your response to prior comment 23 did not constitute a tender offer.

Response: Bidco acknowledges the Staff’s comment and respectfully advises the Staff that it believes the negotiation and execution of the irrevocable undertakings did not constitute a tender offer subject to Rule 13e-4, Section 14(e) and Regulation 14E (the “Tender Regulations”) because the irrevocable undertakings constituted privately negotiated agreements and were conducted consistent with SEC guidance for tender and support agreements in analogous situations.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

The Tender Regulations were promulgated pursuant to amendments to the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) embodied in the Williams Act. Neither the Williams Act nor the Tender Regulations define the term “tender offer.” As a result, whether or not a particular transaction constitutes a tender offer must be determined in light of the specific facts and circumstances presented, and the policy objectives of the Williams Act.

Because neither the Exchange Act nor the rules promulgated thereunder define the term “tender offer,” federal courts have supplied two standards to be relied upon to determine whether a transaction or series of transactions is a tender offer for purposes of federal securities laws.

•
The “Wellman Test” (see Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), cited with approval in SEC Interpretation: Commission Guidance on Mini-Tender Offers and Limited Partnership Tender Offers, Release No. 34-43069 (July 31, 2000)).

•	The “Hanson Test” (see Hanson Trust plc v. SCM Corp., 774 F.2d 47 (2d Cir. 1985), cited id. at n. 3).

Wellman Test

The court in Wellman held that the Tender Regulations do not apply to privately negotiated transactions, noting that “Senator Williams concluded that requiring disclosure only after the privately negotiated . . . transaction has been consummated ‘avoids upsetting the free and open auction market where buyer and seller normally do not disclose the extent of their interest and avoids prematurely disclosing the terms of privately negotiated transactions.’” Id. at 818.

The Wellman Test evaluates the following eight factors in determining whether a transaction may constitute a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities.

“These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005).

Although K1 believes that Wellman made clear that private negotiations, such as the type that resulted in the irrevocable undertakings, do not constitute a tender offer, it notes that consideration of the eight factors above would also lead to the conclusion that the negotiation and execution of the irrevocable undertakings was not a tender offer.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

Specifically:

The lack of active and widespread solicitation of public holders weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

While a total of 39 shareholder parties signed irrevocable undertakings, we respectfully submit that the confidential negotiation process described below with a limited number of highly-sophisticated, knowledgeable, long-term MariaDB investors did not involve an active and widespread solicitation of public security holders. The majority of the shareholders who signed irrevocable undertakings were reverse inquiries—shareholders that were introduced to K1 by either the Company or other shareholders—that wanted to show their unsolicited support for the Offer.

Pre-Rule 2.7 Announcement

Prior to K1’s Rule 2.7 Announcement on April 24, 2024 (the “Rule 2.7 Announcement”), eight shareholder groups were wall crossed (representing 22 individual shareholders) but only six shareholder groups (representing 20 individual shareholders) ultimately provided irrevocable undertakings, which accounted for approximately 52% of the ordinary shares of the Company per the Rule 2.7 Announcement. K1 reasonably believed each of these shareholders to be a sophisticated investor and an “accredited investor” as defined in Regulation D under the Securities Act.

Of the six shareholder groups that signed irrevocable undertakings prior to the Rule 2.7 Announcement, three were approached by K1 (representing seven individual shareholders) as part of its outreach process, which was done in consultation with the Irish Takeover Panel. The other three shareholder groups (representing 13 individual shareholders) were introduced to K1 by the Company, which included two shareholder groups with representatives on the Company’s board of directors.

Of the two shareholder groups that were wall crossed but did not provide irrevocable undertakings, one shareholder group was approached by K1 and the other was introduced by individuals associated by Angelpond. Neither of these shareholders signed irrevocable undertakings prior to the Rule 2.7 Announcement, but the shareholder group that was approached by K1 ultimately chose to do so following the Rule 2.7 Announcement (see below).In addition, individuals associated with Angelpond encouraged K1 to speak to an additional shareholder group (representing three individual shareholders), but this shareholder group was not ever wall crossed. This shareholder group did elect to sign an irrevocable undertaking following the Rule 2.7 Announcement (see below).

Post-Rule 2.7 Announcement

Following the Rule 2.7 Announcement, K1 was bound to make a formal offer consistent with the terms and conditions of the Rule 2.7 Announcement, whether or not any additional irrevocable undertakings were provided. Following the Rule 2.7 Announcement, 13 of these shareholder groups (representing 17 individual shareholders) elected to sign irrevocable undertakings to show their support of the Offer.

As noted above, following the Rule 2.7 Announcement, one shareholder who had been approached by K1 prior to the Rule 2.7 Announcement, and one shareholder group (representing three individual shareholders) introduced to K1 by individuals associated with Angelpond prior to the Rule 2.7 Announcement, elected to execute an irrevocable undertaking to show their support of the Offer.

In addition, irrevocable undertakings were executed by:

•	four shareholders who were introduced to K1 by other shareholders who had signed irrevocable undertakings prior to the Rule 2.7 Announcement,

•	two shareholder groups (representing four individual shareholders) who were introduced to K1 by the Company, and

•	five shareholders who were contacted by other shareholders who had signed irrevocable undertakings prior to the Rule 2.7 Announcement (and with whom K1 did not have any direct contact).

Post-Schedule TO

Following the filing of the Schedule TO, a further two shareholders were contacted by shareholders who had signed an irrevocable following the Rule 2.7 Announcement and elected to sign irrevocable undertakings to show their support of the Offer.

The substantial percentage of ordinary shares subject to irrevocable undertakings were the result of the percentage of ordinary shares held by a small group of shareholders, not K1’s solicitation of a large number of shareholders, which weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

Prior to the Rule 2.7 Announcement, only six shareholder groups (including their affiliates and other related parties) provided irrevocable undertakings for approximately 52% of the ordinary shares of MariaDB. Following the Rule 2.7 Announcement, an additional 15 shareholder groups (representing of 19 individual shareholders) provided irrevocable undertakings, resulting in total irrevocable undertakings representing 68.7% of the ordinary shares of MariaDB. As a New York Stock Exchange listed company, MariaDB has hundreds of individual shareholders, of which those who provided irrevocable undertakings were a small subset despite the percentage of MariaDB Shares they represented.

Although the consideration in the Offer is a premium to the trading price of the ordinary shares, it is not an unreasonable premium nor the highest potential premium.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

Although the Offer was at a premium to the trading price of MariaDB shares, as stated in the Schedule TO, we note that: (i) there is a premium in substantially all transactions involving U.S. public companies and, in particular, for transactions for smaller U.S. public companies we do not believe the premium is so excessive as to effectively be coercive; and (ii) on March 26, 2024, prior to any irrevocable undertaking being executed, Progress Software Corp. put out their own Rule 2.4 announcement with respect to a potential offer for MariaDB for $0.60 per MariaDB Shares (higher that K1’s offer of $0.55 per MariaDB Share).

The nature of the negotiations between the parties weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

Between K1’s release of its Rule 2.4 Announcement on February 16, 2024 (the “Rule 2.4 Announcement”) and the final Rule 2.7 Announcement on April 24, 2024, K1 engaged in substantive conversations with a select group of shareholders about the proposed offer.

Following K1’s Rule 2.4 Announcement, the Company suggested that K1 engage with certain of its shareholders including Runa, Open Ocean and Smartfin. The Company also connected K1 with Gordon Caplan as representative of this combined group of shareholders. In addition, K1 was approached by Theodore T. Wang on behalf of himself and as a representative of various affiliates of Angel Pond Partners LLC (“Angel Pond,” the sponsor of Angel Pond Holdings Corporation, the special purpose acquisition company that combined with MariaDB on December 16, 2022) and certain shareholders which have relationships with Angel Pond. These conversations were initially limited to the content of K1’s Rule 2.4 Announcement and other publicly available information.

Following engagement with the Irish Takeover Panel, K1 was authorized to offer to wall cross a select group of shareholders for the purposes of discussing more specifically the intended terms of K1’s offer to acquire MariaDB and engage on a private basis with respect to irrevocable undertakings, which it did starting on April 9, 2024. This select group of shareholders initially included Alibaba, Angel Pond, California Tech Ventures, Open Ocean, Runa and Smartfin, and later also Finnish Industry Investment and Intel, in each case along with their affiliates and other related parties.

The shareholders, given their large concentration in the ordinary shares of MariaDB, had considerable bargaining power and, given their sophistication, engaged K1 in a negotiation that resulted in the final terms of the Offer. For example, including the unlisted unit alternative was the result of extensive private negotiations among K1 and certain of these shareholders, and the terms were not finalized until the Rule 2.7 Announcement was released.

In addition, each shareholder that entered into an irrevocable undertaking had the opportunity to specifically negotiate such agreement, and the terms thereof, with K1.

The lack of a K1-imposed minimum participation requirement weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

K1 did not impose a minimum participation threshold for the irrevocable undertakings. While the Offer has an 80% minimum participation condition (which may be waived by K1 to no less than 50%), this is equal to the squeeze out threshold in Ireland and is a customary threshold for take private transactions as it would allow K1 to effectuate the Buy Out.

The lack of pressure by K1 on the holders and the duration of the negotiations weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

K1 did not impose time pressure on the shareholders in connection with discussing the Offer and the irrevocable undertakings.1 To the contrary, in accordance with Rule 2.6(a) of the Irish Takeover Rules, K1 initially had until March 29, 2024 to either announce a firm intention to make an offer for MariaDB in accordance with Rule 2.7 of the Irish Takeover Rules or announce that it did not intend to make an offer. Following discussions with K1, and to give it additional time to continue to negotiate the terms of an offer, the MariaDB Board sought, and received from the Irish Takeover Panel, three deadline extensions giving K1 until April 24, 2024 to make an announcement regarding a firm intention to make an offer for MariaDB. In particular, from the initial outreach with respect to the irrevocable undertakings authorized by the Irish Takeover Panel, which commenced on April 9, 2024, there were two weeks during which the irrevocable undertakings would be negotiated. The MariaDB Board (following discussions with K1) requested from the Irish Takeover Panel, and received, extensions of the deadline to announce a firm intention to make an offer until April 24, 2024.

Ordinary market pressure inherent in most transactions (i.e., being asked to make a choice) is not the same as undue pressure or coercion to sell the subject securities.2 Moreover, shareholders who did not sign an irrevocable undertaking would retain their right to participate in the Offer, on the same terms as all other shareholders, should K1 move forward and announce a firm intention to make an offer for MariaDB.

[1]
SEC v. Carter-Hawley Stores, Inc., 760 F.2d 945 (9th Cir. 1985) (fact that a recapitalization for up to 15 million shares was completed within 6 days was not limited where the short period of time was not imposed by the issuer). But see e.g., Wellman 475 F. Supp. at 824 (offer open from half an hour to overnight was limited); Mid-Continental Bancshares v. O’Brien, 1981 WL 1404 at *10 (E.D. Mo. 1981) (twenty minutes to the end of the business day was a “limited” period of time).

[2]
Wellman, 475 F.Supp. at 825 (inordinate pressure when solicitees were told that favorable responses were coming in fast, and it was implied that either they had better make a hurried acceptance of this attractive offer or their chance would be gone”); Mid-Continental Bancshares, 1981 WL 1404 at *10 (inordinate pressure to sell stock when the offers to sell were made through a number direct sales calls during which time offerees were told that they were being given a “one time only deal” and had anywhere from twenty minutes to several hours to make a decisions).

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

There is a difference between pressure to negotiate and coming to an understanding of support and the type of “untoward pressure the tender offer regulations were designed to prohibit.”3 In fact, the shareholders K1 spoke to before releasing the Rule 2.7 Announcement were shareholders with significant influence over MariaDB. Six of those shareholders and their affiliates and related parties owned approximately 52% of the ordinary shares outstanding (pre-Rule 2.7 Announcement) and several of these shareholders had close affiliations with MariaDB, including:

•	Jurgen Ingels, who is a founding partner of Smartfin, was (and still is) on the board of MariaDB;

•	Michael (Monty) Widenius, a founder of MariaDB;

•	Open Ocean (in concert with Patrik Backman), a significant shareholder;

•	Angel Pond, the sponsor of Angel Pond Holdings Corporation, the special purpose acquisition company that combined with MariaDB on December 16, 2022;

•	Shihuang “Simon” Xie, a co-founder of Angel Pond; and

•	Runa, another significant shareholder holding more than 7% of the ordinary shares of MariaDB.

Rather than K1 being able to exert pressure over these stockholders, it was the opposite way around. On March 21, 2024, Runa, Smartfin (including Mr. Ingels), Open Ocean and Mr. Widenius) filed a Schedule 13D reporting themselves as a group, with the participants collectively holding approximately 23% of the MariaDB Shares, and publicly stating their collective opposition to K1’s proposal in its Rule 2.4 Announcement. Given the Buy Out threshold of 80%, K1 was heavily incentivized to negotiate with these shareholders. Additionally, adding leverage in negotiations to such shareholders, if K1 was unable to launch its offer by the Irish Takeover Panel imposed deadline of April 24, 2024, it would be prohibited from making any offer for the MariaDB Shares for the next six months (absent certain factors, such as a competing offer, which would lift this restriction under Irish law).

Furthermore, on March 26, 2024, prior to any irrevocable undertaking being executed, Progress Software Corp. put out their own Rule 2.4 announcement with respect to a potential offer for MariaDB for $0.60 per ordinary share.

Yet still the shareholders K1 spoke to prior to the Rule 2.7 Announcement determined the K1 offer to be in their best interest and was ultimately the offer they chose to support. The financial savvy and sophistication of the shareholders insulated them against the type of pressure contemplated by the Williams Act and they were able to come to their own independent conclusions on the options available to them.4

[3]
See e.g., Carter-Hawley Stores, Inc., 760 F.2d at 952. See also Ludlow Corp. v. Tyco Laboratories, Inc., 529 F. Supp. 62, 68 (D. Mass 1981) (no tender offer where shareholders were not pressured into making hasty, ill-advised decisions due to a premium, fixed terms, or active solicitation).

[4]	See Pin v. Texaco, 793 F.2d 1448, 1453 (5th Cir. 1986) (weighing the fact sellers were “highly sophisticated” against finding a tender offer).

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

The Williams Act is concerned with time limitations only insofar as they pressure holders into making hasty and uninformed decisions based on fear that the offer may disappear if they do not act quickly.5 Although there was a “put up or shut up date” of which all parties were mindful, the date was not imposed by K1 as a negotiating tactic. The negotiations began significantly before that time and all parties had sufficient opportunity to negotiate a transaction and make an informed decision whether to agree to the Offer (including, in light of the competing Progress offer) without fear or coercion.

Any shareholder that signed an irrevocable after the Rule 2.7 Announcement was published was merely doing so of their own volition to show support for the Offer. By the time the Rule 2.7 Announcement was put out by K1, K1 was legally bound under the Irish Takeover Rules to make an offer in the form outlined in the Rule 2.7 Announcement (which included the material terms of the Offer, as required by Irish law). The Offer was going to be made available to these shareholders regardless of whether they signed an irrevocable and therefore there is no basis for determining that they could be considered to have been coerced into entering into such an agreement.

There were no public announcements accompanying a large accumulation of ordinary shares, which weighs against finding that K1 approaching certain shareholders for irrevocable undertakings involved a tender offer.

While K1 was required, by Irish Takeover Rules, to make the Rule 2.4 Announcement regarding the potential offer, K1 did not acquire (and has to this day not acquired) a single ordinary share of MariaDB.

Hanson Test

In considering how to best determine whether a particular transaction is or is not a tender offer subject to the Tender Regulations, the court in Hanson stated that it would be guided by the principle followed by the Supreme Court in deciding which transactions fall within the private offering exemption provided by Section 4(a)(1) of the Securities Act and would be guided by the Second Circuit’s decision in Kennecott Copper. The Hanson court stated as follows: “That principle is simply to look to the statutory purpose. In S.E.C. v. Ralston Purina Co., 345 U.S. 119, 73 S.Ct. 981, 97 L.Ed. 1494 (1953), the Court stated, “the applicability of Sec. 4(1) should turn on whether the particular class of persons affected need the protection of the Act. An offering to those who are shown to be able to fend for themselves is a transaction ‘not involving any public offering.’” Id. at 125, 73 S.Ct. at 984. Similarly, since the purpose of Sec. 14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a “tender offer” within the meaning of Sec. 14(d) turns on whether, viewing the transaction in the light of the totality of circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of that statute are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.”

K1 believes that the Hanson Test supports its conclusion that the negotiation and execution of the irrevocable undertakings did not constitute a tender offer. As discussed above, the parties to the irrevocable undertakings were sophisticated, accredited investors, such that they did not lack information needed to make a carefully considered appraisal of the transactions contemplated by the irrevocable undertakings, were able to fend for themselves in relation to the irrevocable undertakings and did not need the protection of the Williams Act in relation to the irrevocable undertakings. The agreement was the result of a negotiation among sophisticated parties and was not the result of a time-pressured unilateral offer.

[5]
See e.g., Brascan Ltd. V. Edper Equities, 477 F. Supp. 773, 789-92 (SDNY 1979) (without a high premium or threat that the offer will disappear, large purchases in a short time do not represent the kind of pressure the Williams Act was designed to prevent).

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

In sum, K1 believes that the parties to the irrevocable undertakings were not “pressured, confused or ill-informed” with respect to the terms thereof or the transactions contemplated thereby; in fact the Rule 2.7 Announcement contained all material terms of the Offer and, per Irish Takeover Rules cannot be altered in the formal offer. The hypothetical availability to them of the Schedule TO prior to their entry into the irrevocable undertakings would not have provided them with additional information that they would have considered to be important and would not have significantly altered the total mix of information otherwise available to them.

Additionally, the SEC has provided guidance that tender and support agreements in connection with registered exchange offers are acceptable under these circumstances. The Staff has provided guidance in Compliance and Disclosure Interpretations (“C&DI”) 239.29 allowing an issuer to seek signatures to tender or lock-up agreements in the context of a registered debt exchange prior to filing of a registration statement, stating:

“Recognizing the legitimate business reasons for seeking lock-up agreements in this type of transaction, the staff will not object to the registration of offers and sales when lock-up agreements have been signed in the following circumstances:

•	the lock-up agreements are signed only by accredited investors;

•	the persons signing the lock-up agreements collectively own less than 100% of the outstanding principal amount of the particular series of notes;

•	a tender offer will be made to all holders of the particular series of notes; and

•	all note holders eligible to participate in the exchange offer are offered the same amount and form of consideration.”

Here, the irrevocable undertakings complied with each of the above requirements, and K1 respectfully submits that the same legitimate business reasons for seeking an agreement to tender apply in the context of the Offer.

Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
July 3, 2024

Conclusion

Based on the foregoing, we respectfully submit that K1 seeking irrevocable undertakings did not constitute a tender offer and therefore did not implicate the Tender Regulations.

Appendix 1, page 46

6.	Staff’s comment: Please revise your disclosure on page 52 to disclose the information provided in your response to prior comment 28.

Response: Bidco acknowledges the Staff’s comment and has revised the disclosure on page 52 of the Offer Document accordingly.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer L. Lee of Kirkland & Ellis LLP by telephone at 212-909-3021 or by email at jennifer.lee@kirkland.com.

Sincerely,

/s/ Jennifer L. Lee
Jennifer L. Lee

Via E-mail:
cc:	Jordan D. Wappler K1 Investment Management, LLC Carlo Zenkner Kirkland & Ellis LLP